

Mail Stop 3561

November 6, 2017

John P. Yeros
Chief Executive Officer
EVO Transportation & Energy Services, Inc. (f/k/a Minn Shares Inc.)
8285 West Lake Pleasant Parkway
Peoria, AZ 85382

>   **Re: EVO Transportation & Energy Services, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Response dated October 13, 2017**
>   **File No. 0-54218**

Dear Mr. Yeros:

We have reviewed your October 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

General, page F-5

1.   We reviewed your response to comment 2. You state that the acquisition of Shock Inc. was accounted for under the purchase method of accounting and that the assets acquired (the management agreements) were recorded at predecessor cost since Messrs. Yeros and Honour are significant related parties. Please address the following:

- Tell us the purchase price and how you valued the shares of common stock issued to the stockholders of Shock Inc.;

- Provide us the balance sheet of Shock Inc. as of the acquisition date and a statement of operations of Shock Inc. for the interim period ended November 23, 2016 and the prior fiscal year;

- Provide a description of the management agreements, including significant terms, referred to in the last paragraph of your response; and

- Tell us your basis in GAAP for recording the assets at predecessor cost given you applied the purchase method accounting set forth in ASC 805.

Note 2 – Acquisition, page F-16

2. We reviewed your response to comment 3. It does not appear that Titan and El Toro were under common control since no individual stockholder had a majority voting interest in each entity and there is no contemporaneous written evidence of an agreement between stockholders having a majority voting interest in both entities to vote their shares in any way other than in concert. As such, it does not appear the transaction represents a transaction between entities under common control and should be accounted for as a business combination by applying the acquisition method in accordance ASC 805-10 through ASC 805-30. In addition, we note that the assets acquired and liabilities assumed are material to your financial statements. Please tell us the acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each class of consideration and how the amounts were determined. Please also tell us how you determined the loss on the acquisition of El Toro. In addition, tell us the specific guidance in ASC 805-40 that you relied on to account for a transaction between entities with common ownership as a transaction between entities under common control. Absent any specific guidance it appears you should revise your financial statements to account for the transaction as a business combination in accordance with ASC 805-10 through 805-30. Please advise.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products